FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the First Quarter Ended June 30, 2004

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 30, 2004

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F  X  Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      No  X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2004

MITSUI & CO., LTD.
By:	/s/ Tasuku Kondo
Name:	Tasuku Kondo
Title:	Executive Director Executive Vice President Chief Financial Officer

Consolidated Financial Results for the First Quarter Ended June 30, 2004
(Accounting Principles Generally Accepted in the United States of America)
(Unaudited)

Mitsui & Co., Ltd. and Subsidiaries
(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer, Shoei Utsuda
Investor Relations Contacts: Satoshi Tanaka, General Manager, Investor Relations Division TEL (03) 3285-7533

Financial Highlights for the First Quarter Ended June 30, 2004
(from April 1, 2004 to June 30, 2004)

			(Reference)
				(Millions of yen)

				Forecast for the fiscal
				year ending March 31,
	Three-month period	Three-month period		2005
	ended June 30, 2004	ended June 30, 2003	Increase/(Decrease)	(based on the previous release on May 11, 2004)

Revenues	876,598	697,103	179,495
Gross Profit	167,090	141,323	25,767
Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	60,613	29,920	30,693
Net Income	39,677	19,076	20,601	80,000

Total Trading Transactions	3,212,584	2,827,307	385,277	12,000,000

	June 30, 2004	March 31, 2004	Increase/(Decrease)

Total Assets	6,730,421	6,716,028	14,393
Shareholders’ Equity	988,227	963,278	24,949
Shareholders’ Equity Ratio	14.7%	14.3%	0.4	pt
Net Interest-bearing Debt (after deduction of cash and cash equivalents)	2,711,350	2,675,539	35,811
Debt to Equity Ratio (net)	2.74	2.78	0.04	pt
Current Ratio	134.4%	129.7%	4.7	pt

Notes:	1.
During the year ended March 31, 2004, the revenue presentation was changed in the Statements of Consolidated Income in a manner consistent with the accounting guidance in Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue (“EITF”) No.99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent .” The figures in the Statements of Consolidated Income for the three-month period ended June 30, 2003 have been restated to conform to the current period presentation.

	2.
In accordance with Statement of Financial Accounting Standards (“SFAS”) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the three-month period ended June 30, 2003 relating to discontinued operations have been reclassified.

	3.
Effective April 1, 2003, Mitsui & Co., Ltd. and its subsidiaries (the “companies”) adopted SFAS No.143, “Accounting for Asset Retirement Obligations ,” and the cumulative effect adjustment upon the adoption is separately presented on a net-of-tax basis in the Statements of Consolidated Income.

	4.	Number of consolidated subsidiaries and associated companies accounted for by the equity method Consolidated subsidiaries : 424, Associated companies accounted for by the equity method : 314
	5.
Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent.

		Total trading transactions is not meant to represent sales or revenues in accordance with U.S.GAAP.

The companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker.

	6.
In consideration of a consensus relating to the presentation of gains and losses on derivative instruments held for trading purposes by the EITF under U.S.GAAP, all gains and losses on forward contracts held by certain foreign subsidiaries for trading purposes for crude oil and oil products, which are also derivatives, are shown net in Total trading transactions effective during the year ended March 31, 2004. In relation to this change, the figures for the three-month period ended June 30, 2003 have been restated.

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Statements of Consolidated Income
(for the three-month period ended June 30, 2004 and 2003)
(Unaudited)

(Millions of Yen)
	Three-month period ended June 30,	Three-month period ended June 30,	Comparison with previous period Increase/(Decrease)
	2004	2003	Amount	%

Revenues	876,598	697,103	179,495	25.7
Cost of Revenues	709,508	555,780	153,728

Gross Profit	167,090	141,323	25,767	18.2

Expenses and Other :
Selling, general and administrative	120,118	115,285	4,833
Provision for doubtful receivables	739	2,655	(1,916)
Interest (income) expense — net	(382)	(196)	(186)
Dividend income	(8,664)	(7,036)	(1,628)
Gain on sales of securities — net	(7,808)	(782)	(7,026)
Loss on write-down of securities	605	1,634	(1,029)
(Gain) loss on disposal or sales of property and equipment — net	(1,017)	(271)	(746)
Impairment loss of long-lived assets	3,733	52	3,681
Other expense — net	(847)	62	(909)

Total	106,477	111,403	(4,926)

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	60,613	29,920	30,693	102.6

Income Taxes:	30,927	13,500	17,427

Income from Continuing Operations before Minority Interests and Equity in Earnings	29,686	16,420	13,266	80.8
Minority Interests in Earnings of Subsidiaries	(3,865)	(2,139)	(1,726)
Equity in Earnings of Associated Companies — Net (After Income Tax Effect)	13,144	8,445	4,699

Income from Continuing Operations	38,965	22,726	16,239	71.5

Income (Loss) from Discontinued Operations — Net (After Income Tax Effect)	712	(1,365)	2,077
Cumulative Effect of Change in Accounting Principle (After Income Tax Effect)	—	(2,285)	2,285

Net Income	¥39,677	¥19,076	¥20,601	108.0

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)):
Net income	¥39,677	¥19,076	¥20,601

Other comprehensive income (Loss) (After Income Tax Effect):
Unrealized holding gains (losses) on available-for-sale securities	(5,225)	19,995	(25,220)
Foreign currency translation and other adjustments	(4,556)	12,394	(16,950)

Changes in equity from nonowner sources	¥29,896	¥51,465	¥(21,569)

Note:
The revenue presentation was changed in the Statements of Consolidated Income in an manner consistent with the accounting guidance in Financial Accounting Standards Board Emerging Issues Task Force Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” The prior year figures have been restated to conform to the current year presentation.

Condensed Consolidated Balance Sheets
(Unaudited)

(Millions of Yen)
	June 30,	March 31,	Increase/
	2004	2004	(Decrease)

ASSETS
Current Assets:
Cash and marketable securities	¥650,717	¥714,346	¥(63,629)
Trade receivables, less allowance for doubtful receivables	2,371,791	2,338,105	33,686
Inventories	510,597	513,016	(2,419)
Other current assets	376,971	369,007	7,964

Total current assets	3,910,076	3,934,474	(24,398)

Investments and Non-current Receivables:
Investments in and advances to associated companies and other investments	1,391,965	1,343,710	48,255
Non-current receivables, less allowance for doubtful receivables, and property leased to others	544,632	605,659	(61,027)

Total investments and other non-current receivables	1,936,597	1,949,369	(12,772)

Property and Equipment, less Accumulated Depreciation	573,628	576,822	(3,194)

Other Assets	310,120	255,363	54,757

Total	¥6,730,421	¥6,716,028	¥14,393

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt and current maturities of long-term debt	¥855,228	¥1,004,421	¥(149,193)
Trade payables	1,700,592	1,668,197	32,395
Other current liabilities	353,295	361,167	(7,872)

Total current liabilities	2,909,115	3,033,785	(124,670)

Long-term Debt, less Current Maturities	2,645,504	2,541,221	104,283

Other Liabilities	106,092	99,683	6,409

Minority Interests	81,483	78,061	3,422

Shareholders’ Equity:
Common stock	192,488	192,487	1
Capital surplus	288,031	287,763	268
Retained earnings:
Appropriated for legal reserve	36,738	36,633	105
Unappropriated	582,768	549,521	33,247
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available- for-sale securities	64,504	69,729	(5,225)
Foreign currency translation adjustments and other adjustments	(175,749)	(171,193)	(4,556)

Total accumulated other comprehensive loss	(111,245)	(101,464)	(9,781)

Treasury stock, at cost	(553)	(1,662)	1,109

Total shareholders’ equity	988,227	963,278	24,949

Total	¥6,730,421	¥6,716,028	¥14,393

Operating Segment Information
(Unaudited)

Three-month period ended June 30, 2004 (from April 1, 2004 to June 30, 2004)

(Millions of Yen)
	Metal	Machinery,			Consumer	Logistics &
	Products	Electronics &			Products	Financial
	& Minerals	Information	Chemical	Energy	& Services	Markets

Total Trading Transactions
External customers	622,131	626,840	427,160	300,961	636,968	23,784
Intersegment	60,403	38,104	91,898	27,118	25,202	1,826
Total	682,534	664,944	519,058	328,079	662,170	25,610

Gross Profit	30,684	30,552	16,970	16,750	36,854	10,880

Operating Income (Loss)	17,637	7,232	1,932	8,113	7,788	5,492

Net Income (Loss)	11,856	9,916	977	11,456	4,565	3,718

Total Assets at June 30, 2004	1,075,009	1,176,446	655,114	673,107	1,061,875	326,560

			Other
			Overseas			Adjustments	Consolidated
	Americas	Europe	Areas	Total	All Other	and Eliminations	Total

Total Trading Transactions
External customers	271,956	96,474	200,713	3,206,987	5,563	34	3,212,584
Intersegment	116,095	101,168	235,251	697,065	2,444	(699,509)	—
Total	388,051	197,642	435,964	3,904,052	8,007	(699,475)	3,212,584

Gross Profit	12,067	4,587	5,941	165,285	2,428	(623)	167,090

Operating Income (Loss)	3,599	581	1,823	54,197	(220)	(7,744)	46,233

Net Income (Loss)	3,380	1,300	3,226	50,394	638	(11,355)	39,677

Total Assets at June 30, 2004	399,409	271,162	243,276	5,881,958	2,158,163	(1,309,700)	6,730,421

Three-month period ended June 30, 2003 (from April 1, 2003 to June 30, 2003)

(Millions of Yen)
	Metal	Machinery,			Consumer	Logistics &
	Products	Electronics &			Products	Financial
	& Minerals	Information	Chemical	Energy	& Services	Markets

Total Trading Transactions
External customers	512,109	542,225	355,293	334,779	608,859	25,196
Intersegment	64,874	35,864	95,222	19,454	27,981	6,429
Total	576,983	578,089	450,515	354,233	636,840	31,625

Gross Profit	18,533	28,124	20,891	13,766	29,494	7,464

Operating Income (Loss)	6,866	2,749	6,875	5,794	3,806	2,232

Net Income (Loss)	5,887	5,278	3,360	6,103	2,143	1,069

Total Assets at June 30, 2003	901,642	1,237,475	587,074	567,389	983,073	272,084

			Other
			Overseas			Adjustments	Consolidated
	Americas	Europe	Areas	Total	All Other	and Eliminations	Total

Total Trading Transactions
External customers	209,532	87,699	147,337	2,823,029	5,092	(814)	2,827,307
Intersegment	106,730	72,383	192,782	621,719	1,971	(623,690)	—
Total	316,262	160,082	340,119	3,444,748	7,063	(624,504)	2,827,307

Gross Profit	10,511	4,640	5,592	139,015	2,092	216	141,323

Operating Income (Loss)	2,113	605	1,657	32,697	(1,014)	(8,300)	23,383

Net Income (Loss)	1,559	584	2,560	28,543	1,383	(10,850)	19,076

Total Assets at June 30, 2003	405,020	245,692	199,775	5,399,224	2,095,069	(982,713)	6,511,580

Notes:	1.	In accordance with SFAS No.144, the figures of “Consolidated Total” for the three-month period ended June 30, 2003 have been reclassified. The reclassifications to “Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)” are included in “Adjustments and Eliminations.”
2.	In accordance with a reorganization which was introduced to cover branches and offices within Japan, and a reorganization of business units in the Head Office effective April 1, 2004, the composition of reportable segments has been changed in the three-month period ended June 30, 2004.
The operating segment information for the three-month period ended June 30, 2003 has been restated to conform to the current period presentation.
The primary changes are as follows:
		(a)	The former “Domestic Branches and Offices” was abolished. The operating results of branches and offices in Japan are included in the related product-focused segments.
		(b)	The businesses related to financial markets or transportation logistics, which were included in “Metal Products & Minerals” or “All Other” are newly aggregated as “Logistics & Financial Markets.”
		(c)	The media-related business oriented to the consumer which was included in “Machinery, Electronics & Information,” has been transferred to “Consumer Products & Services.”
	3.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.